UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
GPS Legacy Homes LLC

Legal status of issuer

Form
Limited Liability Corporation

Jurisdiction of Incorporation/Organization
Arizona

Date of organization
August 24, 2023

Physical address of issuer
915 W Laurel Ave, Gilbert, AZ 85233

Website of issuer
https://www.gpslegacyhomes.com

Name of intermediary through which the Offering will be conducted
ChainRaise

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Units of Members Interest

Target number of Securities to be offered
 50,000

Price (or method for determining price)
$1.00

Target offering amount (Minimum)
$ 50,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
August 22, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$8.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$5,992.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	- $5,992.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 20, 2024

FORM C

Up to $5,000,000.00

GPS Legal Homes



Members Interest

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by GPS Legacy Home, an Arizona company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Members Interest of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $2,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Chainraise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,000.00	$100.00	$1,900.00
Aggregate Minimum Offering Amount	$50,000	$2,500	$47,500
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.ome.audio no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 20, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.gpslegacyhomes.com

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

GPS Legacy Homes LLC (the "Company") is an Arizona Limited Liability Corporation, formed on August 24, 2023

The Company is located at: 915 W Laurel Ave, Gilbert, AZ 85233

The Company's website is https://www.gpslegacyhomes.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The project will consist of 2 phases.

Phase 1 will be semi-custom SFH builds in the Show Low and Pinetop-Lakeside communities of Arizona. We will build both Spec homes and Build-to-Suit homes in this high demand location.

Our modern cabins will be located in exclusive communities, with well treed lots, flexible floor plan choices with two very flexible bonus spaces, smart home technology, efficient energy savings and a healthy whole home air system.
.
Phase 2 will be affordable-living Tiny Home Villages with 20% to 25% below market rents, water recycling packages and other eco-friendly designs in a rental model offering.

Legacy Tiny Villages will be community-centric developments. They will provide for lower cost housing in order to address the housing crisis that's facing so many Americans today. These communities will have walking paths, dog runs, community kitchens, pocket parks, community gardens, and will have a warm neighborhood feel to them.

The Offering

Minimum amount of LLC/Membership Interests being offered	50,000
Total LLC/Membership Interests outstanding after Offering (if minimum amount reached)	15,050,000
Maximum amount of LLC/Membership Interests	5,000,000
Total LLC/Membership Interests outstanding after Offering (if maximum amount reached)	20,000,000
Purchase price per Security	$1
Minimum investment amount per investor	$2,000
Offering deadline	August 22, 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Arizona on August 24, 2023. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gasses, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Roger P Simard and Gary Pelletier who are the co-founders of GPS Legacy Homes, LLC.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Roger P Simard and Gary Pelletier in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Roger P Simard and Gary Pelletier die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 86.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Arizona law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal

18

and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial .

Limitation of Manager's Liability.

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks.

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company shall purchase, improve, build, lease, and sell real estate assets such as land, single-family homes (SFH) and smaller housing assets known as "Tiny Homes". Utilizing our experienced staff and various contractors, architects and other real estate professionals, The company intends to build new single-family homes in the White Mountain region of Arizona, with a focus on the towns of Show Low and Pinetop-Lakeside.

Tiny Home Villages will be built as a version of a master planned community and leased to individuals until occupancy and rental history is maximized. Then the entire project will be sold at a competitive Capitalization (Cap) Rate. It is intended to address the housing crisis and rents will be affordably priced. Locations will include, but are not limited to, mountain living and areas closer to the greater Metro Phoenix area.

History of the Business

This is a new company and management comes to this business with extensive experience in the real estate industry. Experience includes buying, selling, and renting properties, "fix and flips" and SFH construction and sales. Management has experience in the tax implications of real estate transactions, depreciation techniques, tax deferred exchanges and utilizing retirement funds to purchase, manage and sell real estate assets.

The Company's Products and/or Services

Single-family home (SFH) spec homes and build-to-suits and Tiny Home rentals.

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering

None

Competition

Competitors include Dean Allen, Cambric, Valerie Construction, City Custom Homes. Current builders are not implementing Smart Home (IoT) technologies. Our homes will integrate this tech as "plug-and-play" ready to utilize these important amenities. Additionally, our whole home air purification system, water recycling, and highly efficient designs will separate us from the competition. We will make back-up solar energy packages available to the buyers upon request. Build times for our competition have been lengthy (up to 2 years), and our team of contractors can expedite the build in as few as 8 months.

Supply Chain and Customer Base

Raw material availability has been challenging post-Covid, however these supply chain issues have been mostly resolved. Prices have come down on lumber and other build materials. Concrete has had a price increase and will have an impact on our build costs.

Buyers of the mountain living SFH are second home buyers and many buy with cash or significant down payments and interest rate risk is minimized. Tiny Home villages will cater to a rental customer and this clientele will be diversified and represent many age groups, including seniors downsizing and simplifying their housing costs and arrangements.

Intellectual Property

Trademarks

None

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations, other than building industry regulations which include zoning, permitting, inspections and other generally accepted industry practices.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity: None

Other

The Company's principal address is 915 W Laurel Ave, Gilbert, AZ 85233

The Company has the following additional addresses: 2842 E Sunflower Dr., Gilbert, AZ 85298

The Company conducts business online in:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500.00	5.00%	$250,000.00
Estimated Attorney Fees	5.00%	$2,500.00	0,60%	$30,000.00
Estimated Accountant/ Auditor Fees	1.50%	$750.00	0.20%	$10,000.00
General Marketing	20.00%	$10,000.00	2,80%	$140,000.00
Research and Development	0.00%	$0.00	0.00%	$0.00
Land & Property Development	0.00%	$0.00	91.40%	$4,570,000.00
Repayment of Debt	0.00%	$0.00	0.00%	$0.00
General Working Capital	68.50%	$34,250.00	0.00%	$0.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$5,00,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon the company's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Managing Members

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Roger P. Simard

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Finance and Operations - 08/24/2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Genesis Tax Advisors, LLC - Jan. 2019 to present
● Full-service accounting company assisting individuals, small businesses in their tax planning, tax preparation, payroll processing and budgetary planning.
● Payroll Service and all 1099 filings
● Full tax preparation service including Individual, Business and all states
● Self-directed IRAs and Self-directed 401(k)s
● Wealth Protection Strategies
● Business Entity Creation (LLC, Corporation, Limited Partnership, Foreign Investment Entity, etc)

Genesis Financial Advisors, LLC June 2008 to Dec. 2022
● A unique investment advisory firm that focuses on cash flow, alternative investments, and real estate.
● Financial Analysis, cost accounting, breakeven analysis and cash flow preparation offered
● Prepare business plans, budgets and loan applications for financing/investors

Education

University of Minnesota 1976- 1978
The American College - 1999-2002 - CFP, Finance and Taxation

Name
Gary Pelletier

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Construction and sales - 8/24/2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
New Home Sales Consultant with Toll Brothers Homes - 9/2023
New Home Sales Consultant with Capital West Homes - 3/2022 through 9/2023

New Home Sales Consultant with Landsea Homes - 8/2019 through 3/2022

- Understand and effectively communicate all product offerings, building processes, and mortgage processes to help guide prospects/buyers.
- Manage and update buyers in backlog on the construction progress of their home, discuss scheduling and the next steps to come, and track the progress of buyer’s loan.
- Selecting floor plans and options for builders spec homes.
- Submitting plot plan requests for spec homes and new builds.
- Reviewing and approving plot plans before the start of construction.
- Manage all sales reporting, meet regularly with the construction team to discuss progress of homes under construction, scheduling and potential issues.

Education

Diplomas from Institute of Technology & Computer Processing Institute

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Members Interest
Amount outstanding	15,000,000
Voting Rights	Pro-Rata voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100.00%

The Company has the following debt outstanding: None

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by Gary and Roger

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Roger P. Simard	43%
Gary Pelletier	43%

Following the Offering, the Purchasers will own 0.7% of the Company if the Minimum Amount is raised and 25% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Initially, funding has been received from Management amounting to $6000.00. Subsequently, an additional $250,000.00 of Seed capital has been raised.

After the offering, should the maximum amount be raised, we should have enough liquidity to execute our business plan for 2023-2032. Our main challenge is acquiring land at a reasonable price.

The Company intends to achieve profitability within the next 12 months by taking the following steps:
- Acquire lots in established mountain living neighborhoods with substantial amenities such as golfing and activity centers, at a reasonable price.
- Utilize our relationships with architects and general contractors to minimize the costs per square foot of the property to be sold.
- Build properties with highly desired features such as smart home technologies, clean air filtration systems, water recycling systems, mud rooms and a bonus room above the garage.
- Target 4 homes per year with the potential to increase that number as other mountain living communities demand allows.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering. Should the company raise the maximum of $5,000,000, then the company intends to raise an additional $1,600,000 as construction loans.

Capital Expenditures and Other Obligations

The Company intends to bring on additional personnel by hiring both independent contractors and full time employees. (post raise/revenue)

Refer to use of proceeds.

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $5,000,000.00 for up to 5,000,000 units of Membership Interests. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 22, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $2,000.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

None

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100% membership interests outstanding.

Distributions

DISTRIBUTIONS TO MEMBERS

Cash Flow

Within forty-five (45) days of each of March 31, June 30, and September 30 and sixty (60) days after the end of the Fiscal Year, the COMPANY shall, if available and on Managers discretion, make a distribution of Cash Flow, such that Members shall receive a pro rata share in accordance with their percentage of ownership. The Manager, Roger P. Simard and Gary M. Pelletier, has been given full authority as to when and whether to distribute the Company's profits prior to the liquidation of the Investment.

Distributions shall be made as follows:

Net income and capital gains shall be distributed pro rata to the Members' capital account. In order to receive a distribution for a given quarter, Members must have obtained an interest in the COMPANY within twenty (20) business days of the start of said quarter.

Additional Special Distributions, representing no more than 40% of Net income and capital gains, shall be distributed to the Members' capital account, until the Member's capital contribution has been returned. In order to receive a Special Distribution for a given quarter, Members must have obtained an interest in the COMPANY within twenty (20) business days of the start of said quarter.

Please consult our Operating Agreement.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members. (Possibly replace with the words below)

ALLOCATIONS

Profits and Losses. All Profits and Losses from operations (as distinguished from gains or losses from a liquidation and winding up of the COMPANY as described in Article 13) for each Fiscal Year (or part thereof), as determined by the COMPANY's accountants, shall be allocated as follows:

(a) Profits.
After giving effect to the special allocations set forth in this Article 9, Profits for each Fiscal Year shall be allocated in the following order and priority:

(i) First, among the Members in proportion to and in the reverse order to which any Net Losses were allocated to them pursuant to Section 9.1(b) below until the cumulative Net Profits allocated pursuant to this Section 9.1(a)(i) equal the cumulative Net Losses allocated pursuant to Section 9.1(b); and

(b) Losses.
After giving effect to the special allocations set forth in this Article 9, Losses for each Fiscal Year shall be allocated in the following order and priority:

(i) First, to the extent that the balance in a Member's Capital Account exceeds its Unrecovered Capital (an "Excess Profit Balance"), in the same proportion that such Member's Excess Profit Balance bears to the Excess Profit Balances of all of the Members, until all of such Excess Profit Balances are reduced to zero;

(ii) Second, to the Members, in proportion to their positive Capital Account balances, until such balances shall be reduced to zero; and No Losses shall be allocated to any Member to the extent that such Losses would result in an Adjusted Capital Account Deficit. Any Losses disallowed under the foregoing sentence shall be reallocated among the remaining Members. "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the COMPANY pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

Special Allocations.
The following special allocations shall be made in the following order:

(c) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during a COMPANY fiscal year so that an allocation is required by Treasury Regulations Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in Partnership Minimum Gain as determined by Treasury Regulations Section 1.704-2(g). Such allocations shall be made in a manner and at a time which shall satisfy the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(f) and this Section shall be interpreted consistently therewith. "Partnership Minimum Gain" shall have the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(d) Member Nonrecourse Minimum Gain Chargeback.
If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any COMPANY fiscal year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Treasury Regulations Section 1.704-2(i)(4). This Section shall be interpreted in a manner consistent with such Treasury Regulations. "Member Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Treasury Regulation Section 1.704-2(i)(3).

(e) Qualified Income Offset.
If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an "Adjusted Capital Account Deficit" in such Member's Capital Account, then such Member shall be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section 9.2(c) will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 9 have been tentatively made as if this Section 9.2(c) were not in the Agreement. For this purpose "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the COMPANY pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(f) Allocation of Nonrecourse Liability Deductions.
Deductions attributable to any COMPANY Nonrecourse Liability shall be allocated among the Members in proportion to their respective Percentage Interests. "COMPANY Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

(g) Member Nonrecourse Debt Deductions.
Deductions attributable to any Member Nonrecourse Debt shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions (as defined in Treasury Regulations Section 1.704-2(i)(1)) are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1). "Member Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-1(b)(4).

(h) Advice of Accountants.
Allocations made by the Manager under this Section 9.2 in
reliance upon the advice of the COMPANY's accountants shall be deemed to be made pursuant to any fiduciary obligation to the COMPANY and the Members.

(i) Section 754 Election.
To the extent an adjustment to the adjusted tax basis of any COMPANY asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if such gain or loss

increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(j) Imputed Interest.
If any Member makes a loan to the COMPANY, or the COMPANY makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to its Capital Account, as appropriate.

(k) Contributed Property.
Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members, to the extent required by Code Section 704(c) and the related Treasury Regulations under Code Sections 704(b) and 704(c), to take account of the variation between the adjusted tax basis of such property and its Gross Asset Value at the time of its contribution to the COMPANY. If the Gross Asset Value of any COMPANY property is adjusted, as provided in Treasury Regulations Section 1.704-1(b)(2)(iv), then subsequent allocations of income, gain, loss, and deduction shall be adjusted as provided in Code Section 704(c) and the related Treasury Regulations. If Code Section 704(c) and the Treasury Regulations thereunder allow alternative methods of making such required allocations, the Manager shall determine which alternative method to use. Allocations under this Section 9.2(i) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions under any provision of this
Agreement.

(l) Share of Excess Nonrecourse Liabilities.
For purposes of calculating a Member's share of "excess nonrecourse liabilities" of the COMPANY (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the COMPANY in proportion to their respective Percentage Interests.

(m) Curative Allocations.
The allocations set forth in this Section 9.2 (collectively the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1 and Section 1.704-2. Notwithstanding any other provisions of this Article 9 (other than the Regulatory Allocations), the Manager shall, with the advice and assistance of the COMPANY's tax accountants, take the Regulatory Allocations into account in allocating other Profits, Losses, and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

Capital Contributions

The initial Members have made the respective Capital Contributions to the COMPANY in the amounts set forth on Exhibit 1 hereto. Each voting Member shall initially have the contributions set forth on Exhibit 1 hereto. In the event that the Manager admits Additional Members after the conclusion of the Offering Period, the amount of Capital Contributions that such Additional Members are required to make and the number of Units that such Capital Contributions represent shall be as determined by the Manager at its sole discretion.

Transfer

Permitted Transfers

Notwithstanding the foregoing, a Member shall be permitted to assign, at any time and from time to time, all, or any part of his Units to a Permitted Assignee. For this purpose "Permitted Assignee" means with respect to a particular Member, a Person that is (i) a natural or adoptive lineal ancestor or descendant of such Member; (ii) a trust, estate, guardianship or custodianship, including those established under the Uniform Gifts to Minors Act of any state, established for such Member or one or more Permitted Assignees of such Member; and

(iii) entities under the control of such Member and one or more other Permitted Assignees of such Member. The subsequent Transfer of any Units by a Permitted Assignee shall be subject to the same restrictions of this Article 7 in the same manner as if the Units to be Transferred was still owned by the Member from whom such permitted Assignee acquired such Units; and for this purpose references herein to a Transfer by a Member (or a specific Member), shall include any Transfer by the Permitted Assignee(s) that acquired such Member's Units, and references to a specific Member by name shall include his Permitted Assignees.

If a Member assigns all or a portion of his Units in the COMPANY and the Permitted Assignee or other assignee thereof, as the case may be, is entitled to become a Substitute Member, such assignee shall be admitted to the COMPANY effective immediately prior to the effective date of the assignment (as set forth in Section 7.1 hereof), and, immediately following such admission, the assigning Member shall cease to be a Member of the COMPANY to the extent of the portion of the Units assigned hereunder.

Please consult our Operating Agreement.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Refer to our Operating Agreement

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Limitations on Transfer

No Transfer of Units may be effectuated unless in the opinion of counsel satisfactory to

the Manager, the Transfer (a) would not result in the close of the COMPANY's tax year or the termination of the COMPANY within the meaning of Section 708(b) of the Code; (b) would comply with the Securities Act of 1933 and applicable securities laws of any other jurisdiction; and (c) would not violate any other applicable laws. In addition, no transfer of a Unit may be made if such transfer would cause the COMPANY to be treated as publicly-traded limited partnership under Section 7704 of the Code, if the total Units held by "benefit plan investors" (as defined in U.S. Department of Labor Regulations 2510.3-101(f)(2)) is less than twenty five percent (25%) of all Units (excluding the Units held by the Manager and its Affiliates), a Member that is not a benefit plan investor may not transfer a Unit to a benefit plan investor if such Transfer raises the number of Units held by benefit plan investors to 25% or more of all Units (excluding Units held by the Manager or its Affiliates); transfers to foreign persons are not permitted unless the Manager determines that such transfers would not impose unduly burdensome reporting and withholding requirements on the COMPANY; transfers to a minor or incompetent are not permitted; and transfers of fractionalized Units are not permitted.

Please consult our Operating Agreement.

Other Material Terms

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. At this time, no related person transactions are planned.

Project management services will be provided to the company by Roger P Simard and Gary Pelletier. The abovementioned services will be charged at market related rates which, in turn, will not exceed ten percent (10%) of the total project cost.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GPS Legacy Homes LLC

(Issuer)

Roger P Simard

(By)

Managing Member

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

 /s/ Roger P Simard

(Signature)

Roger P Simard

(Name)

Managing Member

(Title)

09/04/2024

(Date)


/s/ Gary M Pelletier
_____
(Signature)

Gary M Pelletier
_____
(Name)

Manager
_____
(Title)

9/4/2024
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript

EXHIBIT A

Financial Statements

GPS LEGACY HOMES, LLC

AUDITED FINANCIAL STATEMENTS

As of December 31, 2023

GPS Legacy Homes, LLC

Audited Financial Statements

As of December 31, 2023

Index to Audited Financial Statements



INDEPENDENT AUDITOR'S REPORT

January 13, 2023

The Board of Directors
GPS Legacy Homes, LLC
915 W Laurel Ave.
Gilbert, AZ 85233

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of GPS Legacy Homes, LLC as of December 31, 2023 and the related statements of operations, changes in net equity and cash flows for the period then ended. These financial statements are the responsibility of the company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GPS Legacy Homes, LLC as of December 31, 2023 and the results of operations, changes in net equity, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Jan. 13, 2024

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

cpa@cfaudits.com

4

GPS Legacy Homes, LLC
Balance Sheet
As of December 31, 2023

ASSETS	
Current Assets	-
Cash at Bank	8
Total Current Assets	**8**
Total Non-Current Assets	-
TOTAL ASSETS	**8**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	-
Non-Current Liabilities	-
TOTAL LIABILITIES	-
NET EQUITY	**8**
TOTAL LIABILITIES AND EQUITY	**8**

The accompanying notes are an integral part of these financial statements

GPS Legacy Homes, LLC

Income Statement

For the period ended as of December 31, 2023

Revenues	-
Operating Expenses	
Professional Fees	5,500
Website Setup	450
Bank Charges	41.65
Less Operating Expenses	**(5,992)**
Net Income (Loss)	**(5,992)**

The accompanying notes are an integral part of these financial statements

GPS Legacy Homes, LLC

Changes in Equity

As of December 31, 2023

	Contributions	Retained Earnings	Equity Balance
Beginning Balance as of August 24, 2023	-	-	-
Stocks Issued as of December 31, 2023	6,000	-	6,000
Net Profit (Loss) as of December 31, 2023	-	(5,992)	8
Equity Balance as of December 31, 2023	**6,000**	**(5,992)**	**8**

The accompanying notes are an integral part of these financial statements

46

GPS Legacy Homes, LLC
Cash Flow Statement
As of December 31, 2023

OPERATING ACTIVITIES

Net Income	(5,992)

Adjustments to Reconcile Net Income to Net Cash provided by operations:

Net cash used by operating activities	**(5,992)**
Net Cash Used in Investing Activities	-

Financing Activities

Owners Contributions	6,000
Net Cash Provided by Financing Activities	**6,000**
NET CASH INCREASE (DECREASE) FOR PERIOD	8
Cash at the beginning of the period	-
CASH AT END OF PERIOD	8

The accompanying notes are an integral part of these financial statements   8

GPS Legacy Homes, LLC

Notes to the Financial Statements

As of December 31, 2023

1. Description of the Business

GPS Legacy Homes, LLC (the company) was formed in the state of Arizona on August 24, 2023. The company was not yet started its operations as of December 31, 2023.

The company provide quality housing options utilizing premier materials, modern high-end amenities, and eco-friendly designs. This project consist of two phases:

Phase I Single Family Homes (SFH): Semi-custom SFH builds in the Show Low and Pinetop-Lakeside communities of Arizona. We will build both Spec homes and Build-to-Suit homes in this high demand location.

Phase II: Tiny Home Villages (THV): Tiny Home Villages with solar energy, water recycling packages and other eco-friendly designs in a rental model offering.

2. Summary of Significant Accounting Policies

1.1. Basis of Presentation

The Company has not started its primary operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

1.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

3. Equity

There are 20 million units as membership interest in the company, 15 million units with voting rights that are assigned to its initial members, and 5 million units with no voting rights dedicated to the prospective investors.

9

EXHIBIT B

Video Transcript

Hi, I'm Roger Simard with GPS Legacy Homes and I'm here today to introduce you to our latest project, where we'll be building semi-custom homes, modern cabins, in the Show Low Pinetop / Lakeside area of the White Mountains of Arizona.

These semi-custom homes will have many modern features - whole home filtration, smart home technology, solid wood cabinetry, quartz countertops, modern amenities that you are used to in your homes in the cities, are going to be here in your cabin, which could be your second home, or your permanent home, if you're ready to move out from the big city. So that'll be phase one. We'll be building 2 to 4 homes per year. In phase 2, we'll be building tiny homes / affordable home villages.

So Legacy Tiny Villages will be a community-centric development that will provide for lower cost housing to address the housing crisis that's facing so many Americans today. These communities will have walking paths, dog runs, community kitchens, pocket parks, community gardens, and will have a neighborhood feel to them. Instead of living in an expensive two-bedroom apartment with a noisy neighbor, you'll have your own space and you'll be around other like-minded people to enjoy the community, as a whole.

Why would you want to join GPS Legacy Homes? Well we're offering a 12 to a 15 percent average annual returns, and we're offering a way for you to diversify your holdings into a hard asset such as single-family homes and tiny home villages. What we'd like to do is offer you the ability to utilize your retirement plans and your cryptocurrency also.

You can take your retirement funds, put them in a self-directed plan, whether that's a self-directed IRA or self-directed 401(k), and diversify out of the normal stocks, bonds, and mutual funds that you may be used to investing in, and buy into a company that owns direct deeded real estate. These are ways that you can take a small portion of your portfolio, diversify into another asset that can provide good solid returns through a safe asset, such as real estate. We'd love to have you on our team. Join us at GPSLegacyHomes.com or call us directly at 602-909-1675.